

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Eyal Barad
Chief Executive Officer
CNBX Pharmaceuticals Inc.
#3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: CNBX Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2023**
> **Filed November 30, 2023**
> **File No. 000-52403**

Dear Eyal Barad:

We have reviewed your May 21, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Correspondence filed May 21, 2024

Management's Report on Internal Controls, page 55

1. We refer to your response to comment 3. Please confirm that in future filings you will specifically state within Item 9A Controls and Procedures whether your internal controls over financial reporting are effective at the end of the respective period.

Fair Value of Financial Instruments, page F-9

2. Refer to your response to comment 1. Please address the following:
    - You state that you are evaluating the convertible notes under ASC 820. Please confirm to us you have elected to use the fair value option consistent with ASC 825-10-25. Also please confirm you will clarify in the notes to the financial statements in the future filings your accounting treatment for your convertible notes.
    - Your response appears to indicate you assess the fair value at the end of the one-year

term or the repayment of the individual note. Please tell us why you do not record the change in fair value on a quarterly basis, in addition to at the time the note is repaid or converted to common stock.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

3.   You state in response to comment 4 that the lease was approximately $6,000 out of $35,000. Please confirm the remaining revenue in fiscal year ended August 31, 2023 and the six months ended February 28, 2023 relates solely to laboratory services and revise your accounting policy in future filings.

 Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences